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February 28, 2011

BY EDGAR

Ms. Folake Ayoola

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust
Registration Statement on Form S-3
File No. 333-172310

Dear Ms. Ayoola:

Our client, Chesapeake Lodging Trust, a Maryland real estate investment trust (the “Company”), today has filed Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-172310) (the “Registration Statement”). As filed, Amendment No. 1 has been marked to show changes from the Company’s initial filing of the Registration Statement with the Securities and Exchange Commission (the “Commission”) on February 16, 2011.

This letter responds to the comment from the Commission staff (the “Staff”), received in a letter dated February 25, 2011 (the “Comment Letter”) with respect to the Registration Statement. The changes reflected in Amendment No. 1 include those made in response to the Comment Letter.

For your convenience, set forth below is the Staff’s comment, with the Company’s response immediately following.

Incorporation by Reference, page 25

1.	We note you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response: The Company acknowledges the comment and has revised the registration statement accordingly in Amendment

No. 1.

*        *        *         *        *

The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s response to the Comment Letter, please do not hesitate to contact me at 703-610-6170.

Very truly yours,

/s/ Kevin L. Vold

cc:	Douglas W. Vicari

James E. Showen, Esq.